



JOIN THE SNAPWIRE COMMUNITY
Raised $184,752 from 379 investors on May 2017

On-demand, custom photos from proven photographers

Snapwire connects proven photographers, who shoot authentic & affordable royalty-free photos, to businesses & brands. Today's stock photos are overused and outdated. With Snapwire, brands call the shot, set a price, provide inspiration and 300K photographers take the challenge to shoot the perfect photos. Submissions are reviewed and licensed. Finding a stock photo to match a brand's story is like finding a needle in a haystack. Not anymore. Let affordable custom photos come to you.

Chad Newell
CEO
Before Snapwire, Chad founded and served as CEO of Media Bakery, served as a COO for ImageState PLC, and helped build Getty Images' Image Bank Footage Division

The Snapwire Story

Why you may want to invest

1. 1800 clients worldwide such as LinkedIn, Scholastic, Google, and Hertz
2. Over 330,000 photographers in 180 countries
3. 15K people sign up for Snapwire every single month
4. Partners include Adobe and Google
5. Previously raised $180K from 164 accredited and non-accredited investors with Reg CF

Our Ambition

Commercial photography is a $10 billion market, with 61% of revenue coming from commissioned work and 39% coming from stock photo libraries. Snapwire combines the best of both worlds, allowing customers to both browse our massive photo database or commission specific shoots. We're scrapping the traditional photography model and bringing it to 2017. Even Adobe has partnered with us. Next up? Recently released features expand our service into the consumer needs space.

https://snapwi.re

Santa Barbara, CA

Follow (346)

art | marketplace | photography | ios | android | community | advertising | b2b | b2c | software | tech | retail | media | mobile | app

Why I Like Snapwire

"This is going to be a big market. Smartphones and Instagram have democratized the photography market and Snapwire will be there to reap the rewards. I'm happy to be an investor.



Mark Kingdon

ANGEL INVESTOR. FORMER CEO OF @LINDEN LAB (SECOND LIFE) AND @ORGANIC; ENTREPRENEUR IN RESIDENCE AT @IDEALAB! PARTNER AT @PWC.



Photographers can now shoot for Google with Snapwire's latest expansion

Pay isn't guaranteed, but new Google gigs from Snapwire could help photographers earn a few extra bucks. Photographers can now get paid to fill in Google's gaps - Snapwire today announced a partnership with the search engine that puts thousands

January 26, 2017 @ digitaltrends.com



Startup Snapwire to use SEC's new crowdfunding rules to raise capital

Updated on July 29, 2016: Snapwire has moved forward with its plans to file a mini-IPO. Last year, it explored the potential. The following article, originally published on August 5, 2015, has been updated to reflect recent news, and Snapwire's plan to raise

July 29, 2016 @ digitaltrends.com



Snapwire Review

Snapwire is well known in the mobile stock industry as Instagram-like agency that offers an on-demand service and a stock marketplace. This company is the brainchild of traditional stock veteran Chad Newell, and was inspired by Instagram's massive

October 13, 2015 @ microstockdiaries.com



Android photographers can sell photos on Snapwire via new native app

Snapwire, the stock photo agency with a focus on mobile photography and unique business model, has launched its app on Android. Downloadable from the Google Play Store and Amazon Appstore, the Snapwire app runs natively on either

January 21, 2015 @ digitaltrends.com



How Your Instagram Photos Can Make You Money

So you've gotten pretty good at the art of mobile photography. You're killing it with natural lighting, and you probably use at least two editing apps before you even get to Instagram. As the hearts flood in within minutes of every post, you rightly start to

October 20, 2014 @ brit.co



Snapwire Collaborates with Adobe to Feature New Creative SDK

Snapwire 's mission is to make photo selling 'human again,' which is why creative collaboration between image makers and the brands/companies that need those images is at the center of the photo sales platform's model.

October 1, 2014 @ petapixel.com



Snapwire lets you make money off Instagram

In four years, Instagram has gone from having one million to over 150 million users. The app's reach as a platform for sharing photos is incredible, but for many, the value of what's posted maxes out at a number of likes. Many photographers with tens or

August 7, 2014 @ cultofmac.com



TECH NOW: Get paid for stuff you already do

Unless you're obnoxiously affluent, you could probably use a little bit of residual income - especially if you can make that extra cash without changing anything about your daily routine. Whether you're a thinker, a sharer or an aspiring photographer,

July 27, 2014 @ usatoday.com



Your new photo studio awaits at Snapwire

Are you hoping to make some cash on your digital photography? Is your business looking for that perfect image for its next marketing campaign? Snapwire 2.0 is here. First launched in March, the Snapwire app allows buyers to post a request for

July 18, 2014 @ appadvice.com



Make money with your photos

With the release of Snapwire 2.0 for iOS devices, mobile phone photographers have a chance to earn some money with their best photos, but it will take talent and skill to get noticed.

July 15, 2014 @ cnet.com



Photo marketplace Snapwire opens up to more photographers

Digital photography startup Snapwire might just be making stock photos sexy again - or at least, not as stock-y. Snapwire opened to the public in March with big promises

for both photographers and brands. For the former, it promises the ability to set your
July 9, 2014 @ venturebeat.com

How Brands Are Using Your Best Instagram Shots For More Authentic Marketing

Patrick Grant is a Santa Barbara carpenter and hobbyist photographer who built an Instagram following with landscape photos taken on his iPhone during his travels. Through a friend, he was invited to be a beta tester for Snapwire, a startup focused
July 9, 2014 @ fastcompany.com

Snapwire Introduces Open Marketplace for Mobile Photographers and Expands Into Asia

'Snapwire Introduces Open Marketplace for Mobile Photographers and Expands Into Asia' on Yahoo Finance UK. Snapwire, the platform that connects visionary mobile photographers with brands and businesses worldwide introduces Snapwire 2.0 -- an
July 9, 2014 @ uk.finance.yahoo.com

How a small stock photo startup plans to revolutionize the agency model

Five years ago, few would have predicted smartphones would turn the camera industry upside down, to the degree that it has today. Everyone knew that smartphones would eventually dominate over traditional cameras, but how quickly it
June 24, 2014 @ digitaltrends.com

Turn your Instagrams into a business: Snapwire, a new mobile stock photo website, opens to public

Credit: Biz Carson/Gigaom For a generation obsessed with selfies and taking pictures of any meal set before us, mobile photography has become second nature. We reach for the closest camera - normally our phones - and take photos of everything from
April 18, 2014 @ gigaom.com

Today's Stock Photos Don't Work

Finding the right stock photography is fragmented, expensive and time-consuming.

The stock photo industry uses mass archives of irrelevant, outdated, pre-shot photos. (We've all encountered that embarrassingly bad stock photo.) Right now, searching for the perfect authentic, modern photo is like finding a needle in a haystack: it's inefficient and sometimes impossible.

Outdated Images   **Limited Library**

SNAPWIRE IS THE WIN-WIN SOLUTION

Photographers shoot exactly what you're looking for at a price you control.

On Snapwire, customers post creative requests and proven photographers respond with their best shots. Buyers get unique images that match their vision, and the winning photographers get paid. Anyone can buy or sell. We believe a more collaborative process means better photos, happier customers, and more photographers around the world.






How it works

Customers can browse our marketplace or request specific images. Snapwire gives photographers and clients the freedom to capture the exact photo needed.





Request Specific Photos

Choose your deadline, set your budget, and describe your vision. After you submit a request, photographers around the globe will send you submissions.

Explore the Marketplace

Need a photo now? Customers can also peruse through our database of over 2.5 million photos and purchase the photo that works best for them.

Sell Your Own Photos

Anyone can earn from their photography. Pick and choose requests to fulfill or upload your photography directly to our library for purchase.



We Also Have a Mobile Apps for Photographers and Clients On the Move

We've developed three seperate mobile apps for our users, two of which are directed specifically for photographers to upload and edit their photos. The apps are especially popular with our Instagram photographers who are shifting their portfolios from social media to Snapwire.

Our Mobile App Stats



7,440	**93**	**5,041**
iOS Installs a Month	iOSNew Installs a Day	Total Photos Purchased

9

WE HAVE 300,000 PHOTOGRAPHERS

Our growing library has earned us a partnership with Adobe.

Every month, over 200 million online publishers need 20+ photos and spend countless hours scrounging for the right imagery. This includes Freelance Designers, Creative Agencies and Fortune 500 compnies. We're the easiest, fastest way to get quality, professional photography.

9



Total Users Thru October: 305,423

Total Photos Uploaded Thu October: 2,571,669

■ Total Users   ■ Total Photos Available

15,000
New Users Sign Up Every Month

180
Countries With Our Photographers

Over 1800 Brands Worldwide Use Snapwire

Some of the world's biggest brands use Snapwire to find the perfect photo.

Google   salesforce   THE HUFFINGTON POST   Hertz

Deutsch   hootsuite   SCHOLASTIC   JWT

BEVERAGE MEDIA GROUP   Linked in   Wieden Kennedy+   Traffik

WE'LL BECOME THE GO-TO-SHOP FOR PHOTO ASSIGNMENTS

We're now focusing on acquiring more big-brand clients, establishing strategic partnerships, and expanding our photo library.

At Snapwire, we are the fastest growing photo assignment platform. We work with the largest ad agencies looking to execute creative photo briefs, to the business looking to capture headshots of the executive team. Our future pay-by-shoot feature connects talented photographers of any specialty to the businesses and consumers looking to capture any event.



New iPhone Camera

iPhone supports a large 3.15 MP camera on its latest release. Everyone's now a photographer with a camera in their pocket.

Snapwire Beta Launch

Snapwire tests 1st version of a mobile photo focused website. Company doubles down on a need driven platform.

Snapwire Takes Off

Snapwire reaches 75K photographers in 50 countries. Company introduces points and leveling—gamification —for photographers.

Snapwire FX Presets

Snapwire announces the launch of SnapwireFX a lightroom preset marketplace for photographers.

Google launches over 2000 photo requests on platform

After a successful test pilot program with the Zagat Directory, Google directly engages with the company to source photos for over 4K points of interest around the globe.

| 2009 | | March 2013 | | September 2014 | | | April 2016 | | November 2016 |

| | August 2012 | | June 2014 | | November2014 | | January 2016 | | October 2016 |

Snapwire is Born

Founder Chad Newell sees a huge opportunity for talented photographers on Instagram. Photographers have the chance to get the ultimate validation for their photos; when it sells—beyond likes & follows.

Public Launch

Snapwire launches with 600 photographers on the platform. 1 month after launch, community hits 30k photographers.

Market Validation

Company announces strategic partnership with Adobe. Photographers can now edit photos using Adobe's Photo editing tool. Snapwire has 1.7M sellable photos and over 1500 brands have used unique assignment model.

Snapwire + Brands

Snapwire signs pilot with Google. Snapwire to shoot 1K restaurants for Zagat directory.

Snapwire Launches 1st Equity Crowdfunding Event

Snapwire is one of the earliest companies to raise over 340% of its initial funding target.

LET'S DEMOCRATIZE BEAUTIFUL PHOTOGRAPHY

Everyone now has a camera in their pocket. Let's inspire them.



$176,731

Already Raised with Regulation CF

In the past, only wealthy investors and venture capitalists had the opportunity to buy shares in private companies like Google and Facebook before they went public. That changed. As of last year, the JOBS Act allows anyone to invest in private companies. In light of this, we're considering filing the JOBS Act allows anyone to invest in private companies. In light of this, we're considering filing with the SEC to let our own photographers and buyers purchase shares in Snapwire.

What has driven Snapwire's success to date is our incredibly powerful creative community. I feel our platform pushes photography forward as an opportunistic art form, and as an industry as whole. We are now taking that collaboration to the next level by allowing you to invest in our community. We know that a lot of photographers and photo-buyers are fans of what we're doing and might like the idea of owning a stake in the company while we're still relatively small.

The initial funding has been amazing. So far we've received over 300% of our initial goals when we 1st started our efforts this year.

Shooting for success,

Chad Newell

Founder

Man of Many Hats



Chad Newell

CEO

Before Snapwire, Chad founded and served as CEO of Media Bakery, served as a COO for ImageState PLC, and helped build Getty Images' Image Bank Footage Division

AND THE REST OF THE TEAM



Ryan Dewane

Creative Director and Product

Ryan's an active photographer and leads product development and creative direction. He graduated from the University of Colorado Boulder focusing on marketing and has worked for several startups.





Lexi Lim

Corporate Assignment & Community

Leads all corporate assignment needs. Lexi studied Communication and Psychology at the University of California, Santa Barbara. She is a photographer and loves all things creative.





Ervinna Roque

Support and Community

Ervinna handles photographers and buyers inquiries. Loves to help in any way she can and ensure everyone is happy and satisfied with our platform.



Raised $3,309,546 From 397+ Investors

$400,000	$215,000	$105,000	$785,000	$106,000
March 2012	October 2013	December 2013	November 2014	May 2015
CONVERTIBLE NOTE	CONVERTIBLE NOTE	CONVERTIBLE NOTE	CONVERTIBLE NOTE	CONVERTIBLE NOTE

$325,000	$120,000	$176,794	$60,000	$184,752
May 2015	March 2016	December 2016	March 2017	April 2017
CONVERTIBLE NOTE	CONVERTIBLE NOTE	PRICED ROUND	CONVERTIBLE NOTE	SAFE

$50,000	$782,000
September 2017	February 2018
CONVERTIBLE NOTE	CONVERTIBLE NOTE



Allen Morgan

Sherpa to startups & active angel investor. Managing Director, @iDEALAB! New Ventures Group.



Dave Morgan

Founder/CEO of at Simulmedia. Founder/CEO of at Tacoda. Founder/CEO of at Real Media.



Tom Glocer

CEO of Thomson Reuters



Brian Lee

CEO & Co-Founder at The Honest Company



David A. Steinberg

Founder at Zeta and InPhonic.



Arjun Sethi

Partner at Social Capital, formerly Growth at Yahoo, Co-Founder and CEO at MessageMe, CEO Lolapps.

MORE INVESTORS

Interview

WF: What is snapwire? ^   − COLLAPSE ALL

S: Snapwire is a hybrid stock photography agency where we give a new generation of photographers the opportunity to sell their photos to the brands and businesses that they care about. A customer, who typically spends hours upon hours looking for a stock photo, can now use Snapwire to create a brief and describe what they're looking for and then broadcast that out to an army of over 300,000 photographers around the globe. Those photographers respond (many in real time) with their best shots by the required deadline.

Buyers then nominate their favorite shots, photographers earn points and then they purchase their favorites. Anything that is nominated by the buyer or identified by our team is deemed a quality image and it automatically becomes available in our marketplace, which is a growing stock photo library. Even though you, as the photographer, may not be chosen as the winner of a particular request, your work can migrate over to this growing library of 2.5 million photos for a chance to earn money in the future. Photos directly uploaded to a photographer's profile also become available for purchase as well. Everyone wins on Snapwire.

WF: How is this different from using traditional stock photos? ^

S: It takes an excessive amount of time to find the right photo. As an image buyer, you are effectively limited in what you are able to find because of the vast volumes of photos on stock photo sites, and eventually, you often compromise and retrofit your creative vision into a 'canned look'. On Snapwire, you don't have to settle. You can request a custom photo that matches your brand story and have it delivered to right to you.

WF: How does Snapwire work for the photographers? ^

When a photographer uploads hundreds of photos to a typical stock photo archive, they have to go through the ridiculous process of key-wording those photos, submitting them to a review, and then seeing most of the photos rejected photos, submitting them to a review, and then seeing most of the photos rejected. At Snapwire, we have an ethos of humanizing our photographers and their work. When you ask our roster of photographers for photos, you see who they are, where they are located, and what style they shoot. We pay photographers up to 70% when their photos sell on an assignment, and 50% when the photo sells in the stock photo library.

WF: How does a buyer find the perfect image? ^

Snapwire meets image buyers at their behavior. We have a traditional search box where you can search our entire existing archive, or if you're looking for a custom photo, you can create a Photo Request or launch a Photo Challenge to harvest a photo you want. Buyers simply title their Request, set a price and deadline, and describe what the photo will be used for.

WF: Where did the idea for Snapwire come from? ^

S: Our founding team has been in the stock photography game for almost two decades, starting at companies like Getty Images before they were even online. DSLR cameras made it possible for every photographer to become a professional photographer. We also founded a company in 2001 called Media Bakery, which is one of North America's largest independent aggregate stock photos sites. It's a boutique, but it has 10 million images and it's still in operation today.

In 2013, we waited for the iPhone 5s to come out. That was when the camera that everybody had in their pocket (the one on their phone), had the ability to produce high quality photos that could potentially be sold in traditional stock photo archives. At the same time, there was this massive influx of talented Instagram photographers maxing out on the number of like and followers. We thought to give them the ultimate validation when one of their photos sold commercially to a brand they cared about. That's how Snapwire started.

WF: Tell us about Snapwire in its beta stage. ^

S: When Snapwire came out of beta in 2014, we were 60,000 photographers deep. We had to have enough high quality photographers so that customers received a successful, meaningful experience. We had to also make sure there were enough buyers on the platform to ensure photographers got to sell their photos. It was a carefully measured roll-out strategy to make sure Snapwire didn't tip one way or the other.

Public relations and marketing were critical. We built an early beta sign-up gauge and distributed that through a series of influencers in the Instagram community. We tried to create as much buzz as possible. We worked with highly influential photographers on Instagram with lots of followers. We strategically stayed in private beta to build this list of people who would distribute early invites to our iOS app and web app.

WF: How successful have you been since launch? ^

The more high quality photographers we have over time, the more high quality content we'll be able to offer in our marketplace. We made it a goal to get to 175,000 photographers by January of 2015, and we did that. At the end of 2015 we wanted to get to at least 200,000 photographers, and we did that. Today we're at 300,000 registered photographers, and every day I think there are about 300 photographers who sign up and download our app.

WF: How do you meet the needs of both high-end and low-budget image buyers? ^

S: We want authentic content that doesn't look like a canned stock photo. Even the highest, top of the triangle type clients, use stock photography. On the other end of the spectrum, there's an opportunity for that Squarespace designer who thought he could never afford an assignment, and now he can launch a Snapwire request for $25. Alternatively, he can go to the marketplace and buy something that has already been shot.

WF: How do you make money? ^

S: We keep a percentage of each transaction. In every quick flow, a photographer keeps 70%, Snapwire keeps 30%. For the marketplace, Snapwire keeps 50%, users 50%.

In other marketplaces like Getty or Shutterstock, photographers earn 17% and 23% respectively. When I sell a photo on Shutterstock, or Fotalia, or Adobe Stock, I get $1.60. On Snapwire, the average photographer pay out is in the $40 range per sale.

WF: What is Snapwire's immediate plan and grand vision for the future? ^

S: My plan is to target the East Coast and start doing special acquisitions through a very traditional stock photo sale cycle.

We also have some unique, strategic partnerships developing. Getty Images uses Snapwire to source content for its archive. We have our own collection on Getty Images. It looks like Shutterstock will be doing the same thing with us. Agencies you think would be in competition with us are using Snapwire to build collections for their own agencies. That's another big strategic move for us.

We also want to give more tools to our photographers so they can upload photos to our platform in volume. The more high quality images we have on the platform, the more frequent successful searches we will have. That ultimately means more sales.

WF: Who is your competition? ^

S: The largest incumbents are Getty Images, which owns iStock; Shutterstock, which owns Offset; and Adobe Stock, which is a new player to the game that recently acquired Fotolia. Those people are in a traditional marketplace library format. They won't necessarily get into the assignment model anytime soon, until we validate it . Their inventory is either sold on an a-la-carte basis or in a subscription basis and they continue to focus and double-down on that.

The other competition is this new generation of stock photo agencies, or user generated agencies. Those would be IM, 500px, and perhaps even Twenty20. Nobody's leading the space like Snapwire with assignments. I think with over 5,000 assignments launched on their platform in two years, we are the number one leading platform for a scalable assignment platform.

WF: What does your software look like? ^

S: We have a web app for both photographers and buyers. Buyers use the web app to launch their request. Photographers use the web app to upload photos from the desktop or cloud, to answer those requests.

Then we have three mobile apps. We have two mobile apps that are exclusively for photographers. I think we're first in class on design when it comes to our mobile apps, and I think we will continue to be that way.

WF: What key features do you still need to build? ^

S: When you're a platform builder, development must be agile. You work while you're listening to your customers, getting that feedback then do sprints. We practice sprints and agile scrambler flow at Snapwire. We're constantly building to create more features to service the buyers and the photographers. We have a new set of tools coming out for photographers that will help them sell their work and enhance their work as they sell it.

We have yet to look at monetizing our photographer community. I think there's a big opportunity to do that on Snapwire. On the buyer's side we launched through these creative briefs, and this extension of custom stock photography, but it's quickly moving into localized content. I can see a path to servicing the demand for weddings and localized consumer based photography needs. I think that's going to be on the horizon in the future.

WF: What's been one of your biggest challenges? ^

S: One of our early founding team members left the company very early in our life cycle. That was a huge blow—but instead of running around with our hair on fire, we were diligent about offloading the responsibility. We hit the ground running and picked it back up. Oftentimes, those huge events that seem so dangerous and detrimental are blessings in disguise. They force you to recover, rebound, and soon you realize the company is now in a stronger position.

Funding was also a challenge in 2015. The company's runway was short. It takes a bit of tenacity and insanity to make it work.

WF: Why are you looking to raise money now? ^

We want our community to become invested in what we were doing. We have a strong community as it is. Why not let them participate in future rewards? Our users should be the ones to have the most return on their investment if possible. Snapwire's exit strategy could be anything from VC financing up to possible acquisition. We can make one of those two goals happen with the company. Our community who built this with us should participate in that reward.

WF: Who are your founding team members? ^

S: Snapwire's been incubated inside the walls of Media Bakery which is a traditional stock photo agency, and a lot the developers who work on Snapwire are veterans in the space. The core team of Ryan, Dwayne, and I (Chad) do social marketing, Ryan does creative direction and relations, and photographer relationships as well. These are people that have a strong grasp of the Instagram community. They're photographers by trade. They have great visual eyes as well as aesthetics for brand. Then there's me who has the most experience and knows the buyer relationships well.

WF: What was your previous experience? ^

S: I have always been a stock photo junkie. After graduating college, I went to work for a company called the Image Bank, which was acquired by Getty Images as they brought all the stock photo industry online. In the early days, I was shipping transparencies to art directors via FedEx before stock photos lived on the web. Later, I worked at an agency called Adventure Photo and Film and helped that business get acquired, where I later became the chief operating officer of that business. In 2001, my wife and I started Media Bakery, which gave us the background and confidence to launch Snapwire.

WF: How is snapwire's current financial situation ^

S: Snapwire is healthy financially, with a net cash in per month of around $50-180K, depending on seasonality. Expenses per month average around 10K, but are projected to increase to around $20K by Q1 2017.

As of December 2016, Snapwire's cash position was $64,446.37. Snapwire has approximately $135,000.00 of Account Receivables which we expect to receive no later than January 17, 2017, exclusively from our relationship with Google, Inc.



Ask a Question



Type your question here...   ASK QUESTION

Sumit Rathore   Jan 3 ⌄
What is the status with a return on the investment made? What are my exit options at this point?

Also, is there any newletter to signup for regular updates?

ANSWER   IGNORE

Floyd Rogers   INVESTOR   Dec 9 ⌄
AS AN INVESTOR, I HAVE NOT BEEN ABLE TO LOCATE MY STOCK. I WOULD LIKE TO KEEP MY STOCK ALL IN ONE PLACE AS I AM GETTING ALONG IN YEARS AND IT WOULD BE EASIER FOR MY SURVIORS TO CLAIM THEM.
ANSWER   IGNORE

Jimmy L Bass   Nov 29 ⌄
is there a mailing list I can on get for future updates
ANSWER   IGNORE

Terrence R. Parker   Nov 16 ⌄
What is the status with a return on the investment made?
ANSWER   IGNORE

Danara Abushinova   May 29 ⌄
Hello!

Got your contact from Wefunder.com.I am very impressed in what you are doing. I am a personal assistant at RentCashflow and we are looking for companies like yours. Our CTO is looking to invest in companies like Snapwire, so, I am wondering, if you will have some time later this week/earlier next week for a quick chat with him. Hope you have a wonderful day and talk to you soon.

Mit freundlichen Grußen / best regards,

Danara Abushinova
Executive assistant

Rentcashflow
T: +1(312)7148503
https://www.rentcashflow.com/
14681 Midway Rd
Addison, TX 75001
ANSWER   IGNORE

Ahmed ELEWELY   Jan 20 2017 ⌄
Hi, how much annual revenue, since lunch, and what is your growing plan?
ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Jan 24 2017 ⌄
Hi Ahmed. Our revenues are located in the from C for 2014 & 2015 and our
2016 financials are yet to be available. One reason for this is that we have to
be compliant with GAP for our 2016 revenues As soon as they are, I will edit
my reply here for you. Our use of proceeds is also located in our form C
where you can read about our Growth Plan where we lay out new hires and
marketing allocations.

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
At the time of this question, our campaign had ended. This question was
not forwarded to our emails due to an email change so your previous
request for updates was ignored erroneously. Please accept our apologies.

Edwin Mak   Dec 28 2016 ⌄
I have a few questions: Firstly, any revenue figures and financials to share? Second,
cash position is $65k. With AR and this financing round, how long is the runway?
Third, what's the breakdown of fund use? Fourth, how big is the team now and how do
you intend to grow it? Lastly, what's your advantage over competition like 500px etc?
ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   edited Jan 7 2017 ⌄
Hi Edwin, Thanks for your great questions. I see that you have some
Venture experience so I will take this opportunity to address your questions
with thorough replies as they each require deep and important responses.
Our cash position changes dramatically in January, we felt it appropriate to
post our current position at the time of filing this fundraising effort with
the Securities Exchange Commission. Naturally, our Cash Position
fluctuates by day/month, and, depending on the development of our
product needs, we deploy resources accordingly. With the partial use of
funds already raised from our previous campaign on StartEngine, Snapwire
has released several major updates: iOS compatibility, for our website we
launched "light boxes" for buyers (which we call Collections on Snapwire - a
tool for buyer), batch uploads for photographers (now they can upload and
keyword up to 10 photos at once which accelerates the growth of our
library/marketplace), Pay Per Shoot for buyers (this affords photo buyers to
post a Request for all photos submitted to a gig from invited
photographers), and much more. Our Accounts Receivables (AR) are a little
more than $150K for January; alone. This is primarily from our relationship
with Google (a client); who we anticipate will be using our platform more
and more in 2017. If we raised at least $100K on WeFunder we would run for
12 months. If you add in our organic pipeline sales from other buyers, we
will run for 24 months. By contrast, if you only take our current cash
position and the receivables due to us in January, the company has a
runway of at least 8 months; alone. Thus, if we raised our minimum amount
on WeFunder of $25K we will run for more than 12 months.

Our use of funds are primarily deployed for domestic and international
enterprise buyer growth, plus product improvements to make our
photographer community even more valuable. In our industry, for buyer
growth, it is critical to captivate the attention of art buyers at major ad
agencies and fortune 500 companies. Our new Pay Per Shoot affords us to
enter consumer photographer demand needs. Both will be aggressively
expanded on now that our product has matured.

We are a team of 5 with roles in product, growth, social, admin, and client
development (sales). We have developed our product with in-house IT
professionals, and have recently moved 80% of development to a trusted
outsourced development team in Belarus. Our future plans are to secure
Mobile Team and Web App Team when resources permit, but not before
sustainable growth. Our immediate team growth resolves around a proven
SDR and Biz Dev structure, but only as demand requires. I am not a fan of
over-staffing on team until there are Purchase Orders from clients.

Your final question relates to how we differentiate. The big incumbents in

Your final question relates to how we differentiate. The big incumbents in the space are Getty Images, Shutterstock and Adobe Stock. We have strategic partnerships with one of them and more are in the pipeline. Snapwire is a new generation agency that many associate similarities with 500px. We see Snapwire as unique as we lead with our assignment model. In fact, we lead the space with the most launched photo Requests and have built our product to scale this differentiator. While others have hinted at "brand missions" most have to manage these with internal resources. We have an automated and scalable solution. Each competitor has a library marketplace, however, our assignment model builds our own library marketplace in a unique way with quality as the leading requirement, and in this space, one can not sacrifice quality to succeed. You have one shot to make a good impression for buyers and Snapwire's proprietary leveling and point systems ensures that the buyer always see quality photos first.

Sumit Rathore INVESTOR   Jun 7 ⌄

Hi Team,
I am an existing investor in your company. Its been more than 1+ years since my investment and I still dont see anything much coming from your end.
Just wanted to know, what are the exit options I have at this point in time. I would like to withdraw my money and may be invest it somewhere.
You can email me at - Sumit784@gmail.com
Looking forward to hear from you.
Thanks,
Sumit Rathore

ANSWER   IGNORE



Chad Newell CEO FOUNDER   Jun 21 ⌄

Hi Sumit, Unlike a Convertible Note, a SAFE is not a loan. As such, it does not accrue interest, have a maturity date, or have a legal obligation to be paid back. This makes it a simpler and cheaper way to finance a startup, and it typically better aligns with the intention of most early stage equity investors who never intended to be lenders (convertible notes are rarely if ever paid back in cash despite being a debt instrument – the startup just goes bankrupt).

Sumit Rathore   Apr 5 2018 ⌄

Hello Team,
Its been 2 years and there is no update.
what are you guys upto ?
Where does my investment stand. Please provide an update.

ANSWER   IGNORE



Chad Newell CEO FOUNDER   Apr 18 2018 ⌄

This question was not forwarded to our emails due to an email change so your previous request for updates was ignored erroneously. Please accept our apologies. Our Q1 2018 update will be provided shortly.

Somchai Narula   Mar 11 2018 ⌄

What happened to my investment?

ANSWER   IGNORE



Chad Newell CEO FOUNDER   Apr 18 2018 ⌄

This question was not forwarded to our emails due to an email change so your previous request for updates was ignored erroneously. Please accept our apologies. Our Q1 2018 update will be provided shortly.

Sumit Rathore INVESTOR   Dec 7 2017 ⌄

Hi Chad,
How are things going at Snapwire?
What is the update on the company, business, and the growth?
Is the process of allocating the Shares started?
When do we expect to see any return on our investments?

ANSWER   IGNORE



Chad Newell CEO FOUNDER   Apr 18 2018 ⌄

This question was not forwarded to our emails due to an email change so your previous request for updates was ignored erroneously. Please accept our apologies. Our Q1 2018 update will be provided shortly.

Craig Vom Lehn   Nov 22 2017 ⌄

When do you expect to send out your next investor update?

ANSWER   IGNORE



Chad Newell CEO FOUNDER   Apr 18 2018 ⌄

This question was not forwarded to our emails due to an email change so your previous request for updates was ignored erroneously. Please accept our apologies. Our Q1 2018 update will be provided shortly.

Richard Powell INVESTOR   Nov 12 2017 ⌄

Any Updates?

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
This question was not forwarded to our emails due to an email change so
your previous request for updates was ignored erroneously. Please accept
our apologies. Our Q1 2018 update will be provided shortly.

Juvane Spence INVESTOR   edited Dec 25 2017 ⌄

Any updates Chad?

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
This question was not forwarded to our emails due to an email change so
your previous request for updates was ignored erroneously. Please accept
our apologies. Our Q1 2018 update will be provided shortly.

Barbara Parris   Aug 29 2017 ⌄

I am in my late 80's and would like to rename my investment into the name of one of
my children. How do I go about renaming the owner of this investment? Barbara Parris

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
I believe you will have to contact WeFunder directly to do this.

Sumit Rathore INVESTOR   Jul 4 2017 ⌄

No updates from team in a long time. What are you guys upto ? As an investor, can we
get some regular updates ?

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
This question was not forwarded to our emails due to an email change so
your previous request for updates was ignored erroneously. Please accept
our apologies. Our Q1 2018 update will be provided shortly.

Juvane Spence INVESTOR   May 1 2017 ⌄

Hey Chad, one last question before this campaign winds down. With the anticipated
funds from this funding, investment from the accelerator program what will be the use
of the proceeds, and what does your burn rate a month look now? Thanks and congrats
on the success!

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 18 2018 ⌄
At the time of this question, our campaign had ended. This question was
not forwarded to our emails due to an email change so your previous
request for updates was ignored erroneously. Please accept our apologies.

Viet Nguyen   Apr 25 2017 ⌄

I've been using Snapwire for awhile now. If I invest this will be my first investment
ever, what are the benefits in investing with Snapwire?

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 27 2017 ⌄
Hi Viet. Thanks for your question. Be sure to read our form CF before
investing. Investing in the company, you're betting the company will be
worth more than $4.9M in the future and therefore hoping to get a gain in
value from your investing upon a liquidy event. This can come from the
liquidity of our stock in the form of future trading if we IPO's on an
exchange or an acquisition (amongst other scenarios).

Juvane Spence   Apr 24 2017 ⌄

When will you start the Alchemist program, and when will it end ? Also what's the date
for the demo day?

ANSWER   IGNORE

 **Chad Newell** CEO FOUNDER   Apr 25 2017 ⌄
Hi Juvane, We've already started! We were initiated in Class 16 which
started in April and takes us through our demo day in September. The
program offers support indefinitely thereafter for all their companies.

Nitin Kumar   Apr 21 2017 ⌄

Hello. Are you offering Regulation Crowdfunding or Regulation A+? Thank you.

ANSWER   IGNORE

 **Chad Newell** CEO `FOUNDER`   Apr 24 2017 ⌄

Hi Nitin. Thanks for the question. We are offering under Form CF. It's often
referred to a Title III.


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